TREASURY STOCK

STATUS RE NOVO NORDISK'S HOLDING OF ITS OWN SHARES (1 OCTOBER 2004)

In continuation of the company's announcement on 30 April 2004 of a planned share repurchase programme, and pursuant to Section 29 of the Danish Securities Trading Act and Section 204.33 of the New York Stock Exchange Listed Company Manual, this is to report that as of today, Novo Nordisk A/S (NYSE: NVO) and its wholly-owned affiliates owns 19,646,047 of its own B shares of DKK 2, corresponding to a total nominal value of DKK 39,292,094 or 5.54% of the total share capital.

In the third quarter of 2004 a total of 2,030,000 B shares was repurchased by Novo Nordisk A/S, and 139,860 B shares were disposed of to employees who exercised options granted by Novo Nordisk.

Novo Nordisk is a healthcare company and a world leader in diabetes care. The company has the broadest diabetes product portfolio in the industry, including the most advanced products within the area of insulin delivery systems. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs approximately 19,600 full-time employees in 69 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'. For more information, visit novonordisk.com.

For further information please contact:

Media:                              Investors:
Outside North America:              Outside North America:

Elin K Hansen                       Mogens Thorsager Jensen
Tel (direct):                       Tel (direct):
(+45) 4442 3450                     (+45) 4442 7945

                                    Palle Holm Olesen

                                    Tel (direct):

                                    (+45) 4442 6175

In North America:                   In North America:

Susan T Jackson                     Christian Kanstrup
Tel (direct):                       Tel (direct):
(+1) 609 919 7776                   (+1) 609 919 7937

Stock Exchange Announcement No 56 / 2004